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August 14, 2019

Re:         ADC Therapeutics SA
Draft Registration Statement on Form F-1
Submitted June 28, 2019
CIK No. 0001771910

Ms. Tonya K. Aldave
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Aldave:

On behalf of ADC Therapeutics SA, a corporation organized under the laws of Switzerland (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated July 25, 2019 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting Confidential Draft Submission No. 2 of the Registration Statement (“Submission No. 2”) together with this response letter. Submission No. 2 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Submission No. 2 and three marked copies of Submission No. 2 showing the changes to the Registration Statement submitted on June 28, 2019.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Submission No. 2 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Submission No. 2.

Prospectus Summary
Our Pipeline, page 2

1.
Please include columns for Phase 2 and Phase 3 in your product pipeline table here, as well as on pages 98, 106 and 127, in lieu of the column labeled “Pivotal,” which appears to combine the aforementioned phases.

Response: In response to the Staff’s comment, the Company has revised the product pipeline tables on pages 2, 102, 110 and 131 of Submission No. 2.

Risks Associated with Our Business, page 4

2.	Please clarify in the fourth bullet that you have previously been subject to clinical holds.

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	2	August 14, 2019

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Submission No. 2.

Implications of Being an Emerging Growth Company, page 5

3.
Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment. The Company will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
Our product candidates may cause undesirable side effects, page 19

4.
We note your discussion of the clinical hold the FDA placed on your Phase 1 clinical trial of ADCT-301. You also state that in October 2018 the FDA made certain recommendations, which were implemented. Please disclose here and on page 121 the recommendations the FDA made relating to the clinical hold.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 19–20 and 125 of Submission No. 2.

Use of Proceeds, page 75

5.
We note your disclosure that you intend to use net proceeds to fund the ongoing trials of ADCT-402, ADCT-301, ADCT-602, and fund research and development of your preclinical product candidates and preclinical pipeline. Please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 75–76 of Submission No. 2 to provide investors with an estimate regarding how far in the development of each of the listed clinical trials it expects to reach with the proceeds of the offering and disclosure that additional funding will be required to advance the Company’s product candidates through regulatory approval. The Company respectfully informs the Staff that the specific amounts and sources of such additional funding are not known at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Employee Benefits
Share-Based Compensation Expense, page 93

6.
Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	3	August 14, 2019

Response: The Company acknowledges the Staff’s comment. When an estimated price range has been determined, the Company will supplementally provide the Staff with an analysis explaining how the Company determined the fair value of the common shares underlying the Company’s equity issuances and the reasons for the difference between the most recent valuations of its common shares leading up to the planned offering and the midpoint of the estimated offering price.

Business
Synaffix Commercial License Agreement, page 137

7.	Please disclose the upfront payments, aggregate milestone payments, and the royalty rates (or royalty range) you are required to pay under the Synaffix Commercial License agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 144 of Submission No. 2. The Company believes that the revised disclosure sufficiently describes the commercial license agreement with Synaffix B.V. (“Synaffix”) and that more extensive disclosure of the payment and royalty terms of the agreement is not necessary. The Company respectfully informs the Staff that its business is not dependent on the agreement and that the agreement is not material to the Company’s business or profitability at this time. The agreement grants the Company a worldwide license to Synaffix’s site-specific conjugation technology for use in the development of antibody drug conjugates that bind to three selected targets. Currently, the Company is using the technology licensed under the agreement in two early-stage product candidates, ADCT-601, which is being evaluated in the dose-escalation stage of a Phase 1 clinical trial, and ADCT-701, which is being evaluated in preclinical studies. As a result, the Company will not realize the benefits of the commercial license agreement until these product candidates complete additional clinical trials and receive regulatory approval, the occurrence of which is uncertain. In addition, given the number of other product candidates that the Company is developing and the number of product candidates in later-stage clinical trials, ADCT-601 and ADCT-701 are not material to the Company’s business. Therefore, the Company respectfully informs the Staff that the commercial license agreement is not material to its business and that it believes that the revised disclosure is sufficient.

Furthermore, the Company believes that more extensive disclosure of the payment and royalty terms of the agreement would likely cause substantial harm to the Company’s competitive position by setting a floor for the upfront and milestone payments and royalty rates that licensors would accept from the Company. This would place the Company at a bargaining disadvantage with its licensors, forcing the Company to accept terms that are substantially less favorable than those it might otherwise be able to negotiate, adversely affecting the Company’s commercial posture and financial position. The Company also believes that more extensive disclosure at this time could damage its relationship with Synaffix, since the commercial license agreement was negotiated with the expectation that it would remain confidential. More extensive disclosure may cause substantial harm to Synaffix by revealing the terms under which it would license its technology. For the foregoing reasons, the Company respectfully informs the Staff that it believes the revised disclosure on page 144 of Submission No. 2 sufficiently describes the commercial license agreement with Synaffix.

Bergenbio License Agreement, page 138

8.	Please disclose the upfront fee paid and the aggregate milestone payments to be paid under the Bergenbio License Agreement.

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	4	August 14, 2019

Response: The Company acknowledges the Staff’s comment. The Company believes that the disclosure on pages 144-145 of Submission No. 2 sufficiently describes the license agreement with Bergenbio AS (“Bergenbio”) and that more extensive disclosure of the upfront fee and aggregate milestone payments is not necessary. The Company respectfully informs the Staff that its business is not dependent on the agreement and that the agreement is not material to the Company’s business or profitability at this time. The agreement grants the Company a worldwide license to Bergenbio’s AXL-targeting antibody for use in the development of antibody drug conjugates. Currently, the Company is using the technology licensed under the agreement in an early-stage product candidate, ADCT-601, which is being evaluated in the dose-escalation stage of a Phase 1 clinical trial. As a result, the Company will not realize the benefits of the license agreement until the product candidate completes additional clinical trials and receives regulatory approval, the occurrence of which is uncertain. In addition, given the number of other product candidates that the Company is developing and the number of product candidates in later-stage clinical trials, ADCT-601 is not material to the Company’s business. Therefore, the Company respectfully informs the Staff that the license agreement is not material to its business and that it believes that the disclosure is sufficient.

For similar reasons as those set forth in paragraph 2 of the Company’s response to Comment #7, the Company believes that more extensive disclosure of the payment terms of the license agreement at this time would cause substantial harm to the Company’s competitive position and could damage its relationship with Bergenbio. For the foregoing reasons, the Company respectfully informs the Staff that it believes the disclosure on pages 144-145 of Submission No. 2 sufficiently describes the license agreement with Bergenbio.

Notes to the Consolidated Financial Statements
Summary of significant accounting policies
2.11 Revenue recognition, page F-16

9.
Please expand your disclosure to describe and quantify the key terms governing the 2013 license and joint collaboration agreement with Genmab, your accounting treatment for payments under this agreement and key assumptions underlying the associated revenue recognition. Refer us to the technical guidance upon which you relied and revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-34 and F-51 of Submission No. 2 to clarify that there has not been, and will not be, any payment or revenue in connection with the license and joint collaboration agreement with Genmab A/S (“Genmab”).

The Company respectfully informs the Staff that, as referenced in Note 2.1(iv) to the Company’s audited consolidated financial statements, its revenue recognition policy, as set forth in Note 2.11 and elaborated upon in Note 4 under “Revenue recognition,” is based on IFRS 15, “Revenue from Contracts with Customers,” particularly paragraphs 22–30 (“Identifying performance obligations”) and paragraphs 31–46 (“Satisfaction of performance obligations”).

The Company respectfully informs the Staff that to date, the Company has not received or recognized any payments in connection with the license and joint collaboration agreement. The agreement does not provide for any payments, and the Company will not receive any payments under the agreement. Following finalization of the Phase 1/2 clinical trial results, the agreement sets out a defined process to facilitate the divestment of ADCT-301 by licensing the rights thereto to a third party, subject to Genmab’s right of first opportunity to negotiate to acquire ADCT-301 in full. Potential payments, if any, the Company may receive in connection with the divestment process are expected to be determined under a separate agreement that will be negotiated between the Company, Genmab and/or a third party. Therefore, the Company respectfully informs the Staff that there has not been, and will not be, any payment associated with the license and joint collaboration agreement that falls within the scope of the Company’s revenue recognition policy.

6. Research and development expenses, page F-23

10.
Please expand your disclosure to describe and quantify the key terms governing the license agreements with Spirogen Ltd. in 2011, Bergenbio AS in 2014 and Synaffix in 2016 and your accounting treatment for payments under these agreements. Refer us to the technical guidance upon which you relied and revise your disclosure accordingly.

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	5	August 14, 2019

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-38–F-39 of Submission No. 2 regarding the Company’s payments for its licenses and the key terms governing the license and collaboration agreement with Spirogen Ltd. (“Spirogen”), which was subsequently restated in 2016 with MedImmune Limited (“MedImmune”), a successor to Spirogen.

The Company respectfully informs the Staff that, as referenced in Note 2.12 to the Company’s audited consolidated financial statements, its accounting policy for license payments, as set forth in Note 2.6 and elaborated upon in Note 4 under “Licenses,” is based on IAS 38, “Intangible Assets.” Other expenses incurred under collaboration agreements are recorded as research and development expenses.

IAS 38 requires a “description … of any individual intangible asset that is material to the entity’s financial statements.” The Company respectfully informs the Staff that it has not made any payments under the license and collaboration agreement with Spirogen, and under the amended and restated license and collaboration agreement with MedImmune, during the periods presented in the financial statements included in the Registration Statement. Its last payment, in the amount of $2.5 million, under the license and collaboration agreement was made in 2011. Despite the small size of this payment and the fact that this payment was made in 2011, the Company has revised the disclosure on pages F-38–F-39 of Confidential Submission No. 2 to provide supplemental disclosure of this agreement.

The Company respectfully informs the Staff that, as of June 30, 2019, the Company has made payments to Bergenbio and Synaffix in the amount of $1.4 million and $2.4 million, respectively, under the license agreements. These payments were recorded under intangible assets. For the reasons set forth in paragraph 1 of the Company’s responses to Comments #7 and #8, the Company respectfully informs the Staff that the commercial license agreement with Synaffix and the license agreement with Bergenbio are not material to the Company’s financial statements and, as a result, the Company does not believe that it is required to describe the agreements in its consolidated financial statements.

13. Intangible assets, page F-27

11.	Please revise the disclosure to explain why no amortization expense of licenses was recognized in 2017 or 2018.

Response: The Company respectfully informs the Staff that the Company’s accounting policy regarding intangible assets and their amortization is based on the guidance provided in IAS 38, “Intangible Assets,” paragraphs 97–98 and is disclosed in Note 2.6 to the Company’s audited consolidated financial statements on page F-26 of Submission No. 2. Paragraph 97 of IAS 38 states that “[a]mortization shall begin when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.” In the Company’s case, “available for use” is interpreted as when the necessary regulatory and marketing approval has been received for the product candidate to which a license relates. The period of useful life is determined, as required by paragraph 98 of IAS 38, “on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the asset.” Accordingly, capitalized licenses are amortized over their useful lives, which is determined by the expected pattern of consumption of the expected future economic benefits embodied in such licenses and which therefore commence only once the necessary regulatory and marketing approval has been received for the product candidate to which the licenses relate. To date, the Company has not received regulatory and marketing approval for any of its product candidates. Consequently, the Company did not recognize any amortization expense of licenses in the periods presented in the financial statements included in the Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosure on page F-38 of Submission No. 2 to clarify that, in accordance with the Company’s accounting policy regarding intangible assets, there is no recognition of amortization expense of licenses because the Company has not received regulatory and marketing approval for any of its product candidates to which the licenses relate.

Ms. Tonya K. Aldave Division of Corporation Finance U.S. Securities and Exchange Commission	6	August 14, 2019

Part II
Exhibit Index, page II-3

12.	Please file the following agreements as exhibits to your registration statement or tell us why you believe they are not required to be filed:

•	2019 Equity Incentive Plan on page 167; and

•	employment agreements with your executive officers disclosed on page 167.

Response: The Company acknowledges the Staff’s comment. The Company advises the Staff that it intends to file the 2019 Equity Incentive Plan as an exhibit in a subsequent amendment of the Registration Statement.

The Company also respectfully informs the Staff that it does not believe that it is required to file the employment agreements with its executive officers. Item 601(b)(10)(iii)(A) of Regulation S-K generally requires to be filed any management contract or equity compensation plan in which any director or any of the named executive officers participates and any other management contract or any other compensatory plan in which any other executive officer of the registrant participates unless immaterial in amount or significance. Although Item 601(b)(10)(iii)(A) would cover the employment agreements with the Company’s executive officers, pursuant to Item 601(b)(10)(iii)(C)(5), this requirement does not apply to a registrant that is a foreign private issuer that furnishes compensatory information under Item 402(a)(1), and the public filing of the plan, contract or arrangement is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company is relying on the compensatory disclosure requirements of Item 402(a)(1) and has been advised by Swiss counsel that the public filing of these agreements is not required in Switzerland and has not otherwise publicly disclosed these agreements. Therefore, the Company respectfully informs the Staff that the employment agreements with its executive officers are not required to be filed under Item 601(b)(10)(iii)(A).

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If you have any questions regarding the foregoing or if I can provide any additional information, please do not hesitate to contact me at (212) 450-4135 or Yasin Keshvargar at (212) 450-4839.

Very truly yours,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

cc:          Christopher Martin, Chief Executive Officer
Michael Forer, Chief Financial Officer
Dominique Graz, General Counsel
ADC Therapeutics SA

Mike Foley
Filippos Mintiloglitis
PricewaterhouseCoopers SA

Yasin Keshvargar
Davis Polk & Wardwell LLP

Richard Segal
Divakar Gupta
Alison Haggerty
Cooley LLP